SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

     (Check One)     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                     [ ] Form 10-Q [ ] Form N-SAR
                      For Period Ended September 30, 1999

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:
                                                           ---------------------

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                              LACLEDE STEEL COMPANY
                              ---------------------
                             Full Name of Registrant

                         440 North 4th Street, Suite 300
                         -------------------------------
                     Address of principal executive offices

                            St. Louis, Missouri 63102
                            -------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Uncertainty as to the requirements of generally accepted accounting principles for accruing certain pension liabilities with respect to a company which has sought protection under Chapter 11 of the United States Bankruptcy Code delayed the Company's preparation of its financial statements. In addition, the Company's actuary became ill, which prevented the Company from calculating the pension liabilities referred to above. As a result of the delays, the Company's directors have not had, and will not have, adequate time to review the financial statements or to complete the Form 10-K prior to the filing deadline. The Company believes that its annual report on Form 10-K will be filed on or before January 13, 2000.

                                     PART IV
                                OTHER INFORMATION

(1)      Name  and  telephone  number of  person  to contact in  regard to  this notification
         Michael H. Lane                 (314)                    425-1400
         ---------------                 -----                    --------
            (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Five-Year Financial Summary
                 (in Thousands of Dollars except Per Share Data)

                                                                    Nine-Month
                                                  Fiscal        Transition Period
                                                Year Ended            Ended
                                              September 30,        September 30                Years Ended December 31
                                                                                    -----------------------------------------------
                                                   1999                1998              1997            1996            1995
                                            ------------------- ------------------- --------------- --------------- ---------------

Net Sales                                          $ 241,582            $ 232,289        $325,029       $ 335,381       $ 320,350
Restructuring, Asset Impairment
   and other Charges (Credits)                     $   7,177            $  27,646        $   (987)      $   1,559       $  17,694
Net Loss                                           $ (21,353)*          $ (83,812)       $ (3,007)      $  (9,985)      $ (10,137)

Basic and Diluted Net Loss Per
    Common Share                                   $   (5.28)           $  (20.73)       $  (0.83)      $   (2.50)      $   (2.50)


Other Financial Data:
    Total Assets                                   $ 190,071            $ 216,191        $313,820       $ 331,110       $ 349,778
    Working Capital                                   20,476              (78,734)         55,899          62,001          87,759
    Capital Expenditures                               1,510                3,848           3,016          10,726          13,847
    Long-Term Debt (Subject to
         Compromise in 1999)                          25,990                   --         109,157         107,889         118,791
    Stockholders' Equity (Deficit)                   (85,986)            (103,019)         21,101          17,245          16,518
    Stockholders' Equity (Deficit)
       Per Common Share                            $  (21.20)           $  (25.40)       $   5.20        $   4.25       $    4.07
    Cash Dividends
       Per Common Share                            $      --            $      --        $     --        $     --       $      --


* Includes $6,052 in reorganization costs, $6,215 in non-cash periodic pension costs recorded in excess of current service costs, and $7,177 in restructuring, asset impairment and other charges (credits).

Operating Results 1997 to 1999

         On October 22, 1998 the Company changed its fiscal year end from December 31 to September 30. Accordingly, results of operations for the transition period ended September 30, 1998 cover a nine-month period.

         In the twelve months ended September 30, 1999 the Company incurred a net loss of $21.4 million. Included in the net loss is $6.1 million for reorganization expenses (primarily professional fees incurred in connection with the bankruptcy proceedings), $11.7 million in pension curtailment losses, and $6.2 million in non-cash periodic pension costs in excess of current service costs. Termination of the Company's hourly and salaried pension plans will be an integral part of the plan of reorganization. Management believes the pension liabilities, other than costs for service subsequent to the bankruptcy filing date, will be assumed by the Pension Benefit Guaranty Corporation. In fiscal 1999 the Company also recorded income of $4.6 million, recognizing settlements of class action lawsuits involving electrode manufacturers. Excluding these charges and credits, the net loss for the year ended September 30, 1999 was approximately $2.0 million.

         The net loss for the nine-month transition period ended September 30, 1998 was $83.8 million. In 1998 the Company recorded asset impairment and other charges of $27.6 million, including losses of approximately $4.6 million and $15.4 million related to the shutdown of its Memphis plant and HTMR facility, respectively. Additionally, the Company also recorded charges of $7.6 million in connection with the retirements of several officers of the Company and certain restructuring expenses. Included in this amount is approximately $5.8 million in primarily non-cash settlement and curtailment expenses relating to the Company's Key Employee Retirement Plan.

         The Company also recorded a provision for income taxes in 1998 of $31.1 million, reflecting a valuation allowance for deferred tax assets.

          The net loss for 1997 was $3.0 million. In the first quarter of 1997 the Company realized an after-tax gain of $.6 million on the sale of its Benwood Facility.

         The change in net sales for the last three fiscal periods is analyzed as follows:




                                                                           (In Thousands)

                                            ------------------------------------------------------------------------------
                                                                            Nine-Month Transition
                                                Twelve Months Ended              Period Ended
                                               September 30, 1998 Vs.       September 30, 1998 Vs.
                                                Twelve Months Ended           Nine Months Ended
                                                 September 30, 1999           September 30, 1997         1997 Vs. 1996
                                                 ------------------           ------------------         -------------

Decrease in net sales                              $   (70,380)                $   (13,067)               $   (10,352)
                                                   ------------                ------------               ------------
Comprised of:
     Decrease in volume                            $   (52,151)                $    (5,562)               $   (13,107)
     Increase (Decrease) in price                  $   (18,229)                $    (7,505)               $     2,755




         In the twelve months ended September 30, 1999 total steel shipments declined by 21.1% compared to the twelve-month period ended September 30, 1998. Average selling prices for pipe and tubular products decreased by 8.6%, while prices for hot rolled and semi-finished products declined by 5.6% and 3.8%, respectively. Shipments of chain products increased by 2.8% in 1999 over the prior twelve-month period.

         Cost of products sold decreased by $86.0 million, or 27.7%, in the year ended September 30, 1999, compared to the preceding twelve months. This reflects the reduction in steel shipments and a decline in average scrap prices of approximately 26%. In addition, in fiscal 1999 there were significant productivity improvements and reductions in maintenance costs and plant overhead costs at the Alton Plant.

         In the 1998 transition period, the decrease in net sales of $13.1 million compared to nine months ended September 30, 1997 reflects a 2.6% decrease in steel shipments, which primarily occurred in the third quarter. In the third quarter of 1998 steel shipments declined 14.0% when compared to the third quarter of 1997. This reflects the overall decline in demand for steel products and the unprecedented increase in foreign imports.

         For the nine-month transition period ended September 30, 1998 pipe and tubular selling prices declined about 4.5%. This was partially offset by higher price realizations on hot rolled and wire products.

         Cost of products sold increased $10.1 million in the first nine months of 1998 versus the comparable period of 1997, despite the decrease in shipping volume. This reflects the negative effect which the Company's inventory reduction program had on production and maintenance costs per ton. In addition, costs were negatively impacted by increases in workers' compensation expenses and provision for slow moving and obsolete inventories.

         Selling, general and administrative expenses decreased by $2.7 million in the year ended September 30, 1999 when compared to the proceeding twelve-month period. The reduction in Alton Plant overhead expenses mentioned above, and the decrease in selling general and administrative expenses, is primarily due to a significant reduction in salaried employees since early 1998. The relocation of the corporate offices in November 1999 will reduce future selling general and administrative expenses by approximately $250 thousand annually. Selling, general and administrative expenses increased slightly in the nine-month transition period ended September 30, 1998 due to higher professional fees related to restructuring. Interest expense increased in 1998 due to higher interest rates which more than offset lower amounts outstanding.

         Interest expense decreased approximately $4.1 million in the year ended September 30, 1999 when compared to the proceeding twelve-month period. This reflects a decrease in borrowings under the Company's debtor-in-possession financing facility, and the discontinuance of recording interest expense on unsecured and undersecured prepetition debt pursuant to AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7").

          General inflation has not had a significant effect on the Company's sales and revenues, which are more related to factors such as domestic steel capacity, currency levels, demands for the Company's products and the impact of foreign steel imports. Imported steel typically has the greatest impact on the Company's tubular products.

                              LACLEDE STEEL COMPANY
                              ---------------------
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 1999            By:  /s/ Michael H. Lane
                                      ------------------------------------------
                                      Michael H. Lane, Executive Vice President,
                                      Chief Financial Officer